Exhibit 99.1

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in the Shell Company Report on Form 20-F of which this exhibit forms a part (the “Report”).

Introduction

The Company is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Transactions.

The following unaudited pro forma condensed combined statements of financial position as of June 30, 2022, combines the historical unaudited consolidated balance sheet of LightJump as of June 30, 2022, with the historical audited consolidated balance sheet of Moolec as of June 30, 2022, giving pro forma effect to the Business Combination, as if it had occurred as of June 30, 2022.

The following unaudited pro forma condensed combined statements of operations for the year ended June 30, 2022, combine the historical statement of operations of LightJump for the twelve-month period ended June 30, 2022 using its unaudited consolidated statements of operations for the six-month period ended June 30, 2022, added with its audited consolidated statements of operations for the fiscal year ended December 31, 2021, net of its unaudited consolidated statements of operations for the six-month period ended June 30, 2021, and the historical audited consolidated statements of operations of Moolec for year ended June 30, 2022, giving pro forma effect to the Business Combination as if it had occurred on July 1, 2021, the beginning of the earliest period presented.

The unaudited pro forma condensed combined statement of financial position as of June 30, 2022 has been derived from:

●	the historical unaudited financial statements of LightJump as of June 30, 2022 and the related notes thereto included in the Form F-4 in the section entitled “Index to the Financial Statements” which is incorporated herein by reference; and

●	the historical audited consolidated financial statements of Moolec as of June 30, 2022 and the related notes thereto included in the Form F-4 in the section entitled “Index to the Financial Statements” which is incorporated herein by reference.

The unaudited pro forma condensed combined statements of operations have been derived from:

●	the historical audited financial statements of LightJump for the year ended December 31, 2021 and the related notes thereto included in the Form F-4 in the section entitled “Index to the Financial Statements” which is incorporated herein by reference;

●	the historical unaudited financial statements of LightJump as of and for the six months ended June 30, 2022 and 2021 and the related notes thereto included in the Form F-4 in the section entitled “Index to the Financial Statements” which is incorporated herein by reference; and

●	the historical audited consolidated financial statements of Moolec as of and for the year ended June 30, 2022 and the related notes thereto included in the Form F-4 in the section entitled “Index to the Financial Statements” which is incorporated herein by reference.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as in effect on the date of this Report which incorporates requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”).

This information should be read together with the consolidated financial statements of Moolec and its related notes and LightJump’s financial statements and related notes, “Moolec Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “LightJump Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included in the Form F-4.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

for the twelve-month period ended JUNE 30, 2022

(In thousands of United States Dollars)

	Moolec (Historical)	Light Jump (Historical)(a)(b)	Transaction Accounting Adjustments		Pro Forma Combined
Continuing operations
Research and development expense	(985)	—	—		(985)
Sales and marketing expense	(105)	—	—		(105)
Administrative expense	(2,523)	—	(4,046)	(2)	(6,569)
Other operating expense	(39)	(2,653)	(48,269)	(1)	(50,961)
Loss from operations	(3,652)	(2,653)	(52,315)		(58,620)
Finance results	(875)	7,784	860		7,575
			(194)	(4)
Profit/(Loss) before Income tax	(4,527)	5,131	(51,649)		(51,049)
Income tax	—	(4)	—		(4)
Total profit/(loss) for the period	(4,527)	5,127	(51,649)		(51,049)
Basic and diluted profit/(loss) per share	(0.09)	1.44			(1.36)

Notes:-

(a)	See “Notes to Unaudited Pro Forma Condensed Combined Financial Information — GAAP to IFRS conversion of LightJump’s financial information as of June 30, 2022 and for the year ended June 30, 2022.”
(b)	The twelve-month period ended June 30, 2022 for LightJump was calculated using its Consolidated Statements of Operations for the six-month period ended June 30, 2022, added with its Consolidated Statements of Operations for the fiscal year ended December 31, 2021, net of its Consolidated Statements of Operations for the six-month period ended June 30, 2021.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2022

(In thousands of United States Dollars)

	Moolec (Historical)	Light Jump (Historical)(a)	Transaction Accounting Adjustments		Pro Forma Combined
ASSETS
Non-current assets
Intangible Assets	4,599	—	—		4,599
Investment held in Trust Account	—	138,201	(136,212)	(1)	—
			(1,989)	(1)
Fixed Assets	9	—	—		9
Receivables from related parties	—	—	8,070	(7)	8,070
Total non-current assets	4,608	138,201	(130,131)		12,678
Current assets
Cash and cash equivalents	1,082	5	1,989	(1)	1,561
			8,011	(2)
			(9,526)	(3)
Prepayments	2	222	935	(3)	1,159
Total current assets	1,084	227	1,409		2,720
TOTAL ASSETS	5,692	138,428	(128,722)		15,398
LIABILITIES AND EQUITY
Equity
Share capital	638	0	(634)	(5)	4
Share premium	6,962	—	9,998	(2)	74,551
			44,709	(4)
			3,621	(5)
			1,191	(6)
			8,070	(7)
Equity settled share based payment	839	—	(364)	(5)	475
Accumulated deficit	(6,834)	(3,357)	(199)	(1)	61,098)
			0	(2)
			(4,046)	(3)
			(48,269)	(4)
			1,370	(4)
			237	(5)
Total equity	1,605	(3,457)	15,684		13,932
Liabilities
Current liabilities
Accounts payable	1,226	1,969	(2,355)	(3)	840
Other current liabilities	1	300	(300)	(6)	1
Income tax payable	—	4	—		4
Promissory note – related party	—	891	(891)	(6)	—
Simply Agreement for Future Equity (“SAFE”)	2,860	—	(2,860)	(5)	—
Total current liabilities	4,087	3,164	(6,406)		845
Non-Current liabilities
Common stock subject to possible redemption	—	138,000	(136,013)	(1)	—
			(1,987)	(2)
Warrant liabilities	—	621	—		621
Total Non-Current liabilities	—	138,621	(138,000)		621
TOTAL LIABILITIES	4,087	141,785	(144,406)		1,466
TOTAL LIABILITIES AND EQUITY	5,692	138,428	(128,722)		15,398

Note:-

(a)	See “Notes to Unaudited Pro Forma Condensed Combined Financial Information — GAAP to IFRS conversion of LightJump’s financial information as of June 30, 2022 and for the year ended June 30, 2022.”

See accompanying notes to the unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Description of Business Combination

On December 30 , 2022 (the “Closing Date”), the Company consummated the transactions contemplated by that previously announced business combination agreement dated as of June 14, 2022, by and among LightJump Acquisition Corporation, a Delaware corporation (“LightJump” or the “SPAC”), Moolec Science Limited, a private limited company incorporated under the laws of England and Wales (“Moolec”), the Company, and Moolec Acquisition, Inc., a Delaware corporation (“Merger Sub”), as amended by that certain amendment No. 1 to the business combination agreement dated as of November 18, 2022 by and among LightJump, Moolec, the Company and Merger Sub (the “Business Combination Agreement”). Capitalized terms used in this section but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

On or before the Closing Date, pursuant to the Business Combination Agreement and related agreements:

●	all the issued Moolec Ordinary Shares held by Company Shareholders were transferred and for purposes of the 1915 Law, contributed in kind to the Company, free and clear of all Liens (other than the Moolec Shareholders’ Agreements Liens that have expired on or prior to the Closing Date), and Moolec Shareholders as well as the other Company Shareholders subscribed for and, as consideration for the contribution, were issued, in accordance with the Exchange Ratio (save that the Company Ordinary Shares to be issued were reduced by the number of Company Ordinary Shares already held by Moolec Shareholders immediately prior to the Exchange), being a total of 32,500,000 Company Ordinary Shares. For Luxembourg law purposes, a Luxembourg independent auditor (réviseur d’entreprises) of the Company issued a report on the contributions in kind relating to the contribution of the Moolec Ordinary Shares prepared in accordance with article 420-10 of the 1915 Law;

●	each Moolec SAFE Holder contributed all of its rights and obligations under each Original SAFE to the Company in consideration for the issuance by the Company of a simple agreement for future equity on substantively identical terms (mutatis mutandis) with such adjustments as required under Luxembourg law. For Luxembourg law purposes, a Luxembourg independent auditor (réviseur d’entreprises) of the Company issued a report on the contributions in kind relating to the contribution of the Original SAFEs prepared in accordance with article 420-10 of the 1915 Law;

●	each Moolec Shareholder ceased to be the beneficial holder of such Moolec Ordinary Shares and subject to the submission of all filings required under Law (including any filings required to pay stamp duties), the Company will be recorded as the registered holder of all Moolec Ordinary Shares so exchanged and transferred and will be the legal and beneficial owner thereof;

●	immediately prior to the Merger Effective Time but after the Exchange Effective Time, each Moolec SAFE Holder subscribed for, received and became holders of issued and outstanding Company Ordinary Shares, in accordance with the respective Moolec SAFE, which included 262,260 Company Ordinary Shares; and

●	SPAC caused the Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL in order to effectuate the Merger. The Merger became effective on December 30, 2022.

At the Merger Effective Time, by virtue of the Merger and the Company Requisite Approvals, subject to the Merger Auditor Report, and without any further action on the part of SPAC, Merger Sub, Company or Moolec or the holders thereunder:

●	each SPAC Common Stock issued and outstanding immediately prior to the Merger Effective Time, excluding those that had been redeemed subject to any redemption rights, were exchanged with the Company (which exchange, for purposes of the 1915 Law, shall include, for the avoidance of doubt, a contribution-in-kind of each such shares of SPAC Common Stock from the holders of SPAC Common Stock to Holdco), against the issue by the Company of new Company Ordinary Shares (such issuance, the “Merger Issuance”), under the authorized share capital of the Company (pursuant to the Company Delegate Merger Resolutions) and subscribed by the contributing holders of SPAC Common Stock by virtue of the Merger and in accordance with the 1915 Law for one validly issued and fully paid Company Ordinary Share (the “Merger Consideration”), delivered by the Company;

●	as a result of the Merger, all SPAC Common Stock ceased to be outstanding, was cancelled and ceased to exist;

●	each share of common stock, par value $0.01, of Merger Sub issued and outstanding immediately prior to the Merger Effective Time was converted and exchanged for one (1) validly issued, fully paid and nonassessable ordinary share, par value $0.01 per share, of the Company; and

●	each SPAC Warrant that was outstanding immediately prior to the Merger Effective Time, pursuant to the SPAC Warrant Agreement, ceased to represent a right to acquire one SPAC Common Stock and was converted in accordance with the terms of such SPAC Warrant Agreement, at the Merger Effective Time, into a right to acquire one Company Ordinary Share on substantially the same terms as were in effect immediately prior to the Merger Effective Time under the terms of the SPAC Warrant Agreement.

Following the Merger Effective Time:

●	Moolec’s CFO was freely allotted the Key Staff Participation to satisfy the requirements under the CFO Consulting Agreement.

For more information on the Business Combination, please see the section entitled “The Business Combination Agreement” included in the Form F-4.

Backstop Agreement

At Closing, $1,989,011 remained in the Trust Account, which triggered the obligations of the Sponsor, UGVL and Theo under the Backstop Agreement. Pursuant to the Backstop Agreement, the commitment to fund the Company of the Sponsor was $4,005,520, and the commitment to fund the Company of each of Theo and UGVL was $2,002,760. Pursuant to the Backstop Agreement, the Sponsor elected to transfer Sponsor shares of SPAC Common Stock to each of UGVL and Theo prior to the consummation of the Merger equal to the Sponsor’s commitment, with each Sponsor share of SPAC Common Stock valued at $10. Therefore, prior to the consummation of the Merger, the Sponsor transferred 200,276 shares of SPAC Common Stock to each of Theo and UGVL. Because the Sponsor elected to fulfill its obligation under the Backstop Agreement by transferring shares to each of Theo and UGVL, the required commitment to fund the Company for each of Theo and UGVL was $4,005,520. At the Closing Date, Theo and UGVL each transferred $4,005,520 to the Company and in turn, each received 400,552 newly issued Company Ordinary Shares. At the Closing Date, the parties to the Backstop Agreement entered into a Memorandum of Understanding, whereby each of the parties agreed to the terms outlined above in order to implement the Backstop Agreement.

Basis of Presentation

The adjustments presented on the pro forma combined financial statements have been identified and presented to provide an understanding of the Company upon consummation of the Business Combination for illustrative purposes.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Moolec has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

LightJump does not meet the definition of a “business” pursuant to IFRS 3, Business Combinations, as it is an empty listed shell holding only cash raised as part of its original equity issuance. As a result, the Business Combination does not qualify as a “business combination” within the meaning of IFRS 3, Business Combinations; rather, the Business Combination will be accounted for as a capital reorganization in accordance with IFRS 2, Share-Based Payments. See “Accounting for the Business Combination” below for more details.

The pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the Company will experience. LightJump and Moolec have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The historical financial statements of Moolec have been prepared in accordance with IFRS as issued by the IASB and in its presentation currency of the U.S. dollar. The historical financial statements of LightJump have been prepared in accordance with GAAP in its presentation currency of the U.S. dollar. The condensed combined pro forma financial information reflects IFRS, the basis of accounting used by the registrant, the Company, and all material accounting policy differences have been identified in converting LightJump’s historical financial statements to IFRS in the pro forma section, see “— GAAP to IFRS conversion of LightJump’s financial information as of June 30, 2022 and for the year ended June 30,2022.” The adjustments presented in the selected unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an accurate understanding of the Company after giving effect to the Business Combination. LightJump and Moolec did not have any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The selected unaudited pro forma condensed combined financial information has been prepared considering the actual redemption rate of 93% of the remaining Public Stockholders representing 2,572,848 shares out of the total of 2,767,210 remaining after the extension amendment. The remaining Trust of $ 1,989,011 represented by the 194,362 shares remaining, was converted to cash and the Backstop Agreement was activated, which funded an additional $8,011,040 to the Company. LightJump exercised the “election” clause of the Backstop Agreement whereby the sponsor contributes shares to each of Theo and UGVL in order for them to fund the Sponsor’s portion of the Backstop, pursuant to which, the Sponsor transferred 200,276 shares to each of Theo and UGVL.

Included in the shares outstanding and weighted average shares outstanding as presented in the pro forma combined financial statements are an aggregate of 32,500,000 Company Ordinary Shares to be issued to Moolec shareholders, and an additional aggregate of 801,104 Company Ordinary Shares issued to each of Theo and UGVL.

After the Business Combination, applying 93% redemption by Public Stockholders of 2,572,848 Public Shares, LightJump shareholders own approximately 6.2% of the outstanding Company Ordinary Shares and the former shareholders of Moolec own approximately 88.1% of the outstanding Holdco Ordinary Shares (in each case, not giving effect to any shares issuable upon the exercise or conversion of warrants).

The pro forma adjustments do not have an income tax effect as they are either (i) incurred by legal entities that are not subject to a corporate income tax, or (ii) permanently nondeductible or nontaxable based on the laws of the relevant jurisdiction.

Accounting for the Business Combination

The Business Combination will be accounted for as a capital reorganization in accordance with IFRS. Under this method of accounting, LightJump will be treated as the “acquired” company for financial reporting purposes, and Moolec will be the accounting “acquirer.” This determination was primarily based on the assumptions that:

●	Moolec’s shareholders will hold a majority of the voting power of the Company;

●	Moolec’s operations will substantially comprise the ongoing operations of the Company;

●	Moolec’s designees are expected to comprise a majority of the governing body of the Company; and

●	Moolec’s senior management will comprise the senior management of the Company.

Another determining factor was that LightJump does not meet the definition of a “business” pursuant to IFRS 3, Business Combinations, and thus, for accounting purposes, the Business Combination will be accounted for as a capital reorganization. The net assets of LightJump will be stated at historical cost, with no goodwill or other intangible assets recorded. The deemed costs of the shares issued by Moolec, which represents the fair value of the shares that Moolec would have had to issue for the ratio of ownership interest in the Combined Company to be the same as if the Business Combination had taken the legal form of Moolec acquiring shares of LightJump, in excess of the net assets of LightJump will be accounted for as stock-based compensation under IFRS 2 Share-based payment.

GAAP to IFRS conversion of LightJump’s financial information as of June 30, 2022 and for the year ended June 30, 2022

The historical financial information of LightJump has been adjusted to give effect to the differences between GAAP and IFRS as issued by the IASB for the purposes of the unaudited pro forma condensed combined financial information. The identified adjustments to convert LightJump’s financial statements from GAAP to IFRS for purposes of the unaudited pro forma condensed combined financial information were to: (i) reclassify LightJump’s Common Stock subject to redemption to non-current financial liabilities for $138 million, and (ii) to recognize LightJump’s public warrants as non-current financial liabilities under IAS 32 (for $360 thousand as of June 30, 2022 against accumulated deficit), given that they do not meet the definition of equity under IFRS, resulting in a recognition of a $4.3 million gain in finance results within the statements of operations for the year ended June 30, 2022.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended June 30, 2022

The pro forma adjustments, included in the unaudited pro forma condensed combined statement of operations for the twelve months ended June 30, 2022 are as follows:

(1)	Represents the expense recognized, in accordance with IFRS 2, for the excess of the deemed costs of shares issued by Moolec over the fair value of LightJump’s identifiable net assets at the date of the Business Combination. For reference on the calculation see “— Adjustments to Unaudited Pro Forma Condensed Combined Statements of Financial Position as of June 30, 2022” below.

(2)	Represents the Company Transaction Expenses.

(3)	To reflect the elimination of finance expenses recorded in the consolidated statement of operations of Moolec for financial liabilities associated with the Company SAFEs of $0.9 million.

(4)	To reflect the elimination of interest income on marketable securities held in the Trust Account.

The calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the Business Combination was closed as of July 1, 2021. The pro forma loss per share is calculated based on pro forma net loss divided by the weighted average pro forma basic and diluted number of shares. The pro forma diluted loss per share does not consider the impact of securities other than the ordinary shares as such other securities would be anti-dilutive due to the pro forma net loss position, and thus pro forma basic and diluted loss per share are the same value.

The unaudited pro forma condensed combined financial information has been prepared assuming the actual level of redemption of Public Shares:

Weighted average shares outstanding – basic and diluted
Moolec Shareholders	32,500,000
LightJump Public Shareholders	194,362
LightJump Initial Shareholders(1)	3,570,000
Other Shareholders(2)	494,783
LightJump Transferred Shares - Backstop Shareholders(3)	(400,552)
Moolec Backstop Shareholders(4)	1,201,656
Total	37,560,249

__________________
Notes:-
(1)	Includes the 1,035,000 shares of SPAC Common Stock transferred to UG Holdings. LLC pursuant to the Business Combination.
(2)	Includes the Company SAFE Holders and Key Staff Participation.
(3)	Includes shares of SPAC Common Stock transferred from Sponsor to each of UGVL and Theo pursuant to the Backstop Agreement.

(4)	Includes the shares of SPAC Common Stock transferred from Sponsor to each of UGVL and Theo pursuant to the Backstop Agreement and the additional Company Ordinary Shares issued to each of UGVL and Theo pursuant to the Backstop Agreement.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Position as of June 30, 2022

The pro forma notes and adjustments are as follows:

(1)	To reflect the release of cash from marketable securities held in the Trust Account according to the 93% redemption of Public Shares and corresponding release of $2.0 million of the $27.7 million held in the Trust Account after the impact of the Extension Amendment. Further, the redemption of 2,572,848 shares of SPAC Common Stock has been reflected as a reduction of other non-current liabilities. As a result of the redemption, $26.3 million (or approximately $10.23 per share) was released from the Trust Account to pay redeeming stockholders. For more information regarding the Extension Amendment, See “Business of LightJump and Certain Information about LightJump — Overview” on the Form F-4.

(2)	To reclassify other liabilities related to shares of SPAC Common Stock subject to redemption to permanent equity at the closing of the Business Combination also considering the impact of the Extension Amendment. As 2,572,848 Public Shares are redeemed for cash by the holders of Public Shares and a cash amount of $26.3 million was paid to the redeeming holders of Public Shares. In addition, $8.0 million were incorporated in cash pursuant to the Backstop Agreement.

(3)	Reflects the transaction costs incurred by LightJump and Moolec of $4.0 million and $5.5 million, respectively.

$1.9 million of the estimated LightJump transaction costs have been accrued as of the date of the pro forma balance sheet. The remaining amount of $2.1 million (including the EarlyBird Cash Fees of $1.0 million, is reflected as an adjustment between;

(i)	share premium for the cost specifically attributable to the issue of new shares (using a criteria of percent of shares issued); and

(ii)	the remaining amount to accumulated deficit included in the Listing Cost (as noted below in (4).

The EarlyBird Share Fees pursuant to the EarlyBird Amendment, which establishes a variable number of shares to be issued to EarlyBird, has a neutral effect because the Sponsor has agreed to forfeit to Holdco for cancellation the same number of Holdco Ordinary Shares payable to EarlyBird as the EarlyBird Share Fee.

$0.5 million of the estimated Moolec transaction costs have accrued as of the date of the pro forma balance sheet, and $0.9 million is reflected as prepaid insurance for officers and directors’ insurance. The remaining amount of $4.1 million is reflected as an adjustment to accumulated deficit.

(4)	The listing fees adjustment connected to the LightJump merger adjustment (described above) is accounted for under IFRS 2. As the fair value of relevant service cost cannot be reliably measured directly, the fair value is measured by reference to the fair value of the equity instrument issued by Holdco (i.e., shares), which is derived from the fair value of LightJump’s shares of SPAC Common Stock. The differences in the estimated fair value of those equity instruments over the fair value of identifiable net assets of LightJump represents a service for listing of 3,570,000 new shares (at a price of $12.10 per share) and is accounted for as a share-based payment expense in accordance with IFRS 2. The cost of the service, which is a non-cash and non-recurring expense, is to be the roundup amounts of: $47.9 million calculated as follows:

Pro Forma Combined
Deemed costs of shares issued by Moolec	45.5
Less: SPAC net assets	(2.7)
IFRS 2 charge for listing services	48.2

The adjustment of the listing fees on accumulated deficit considers the elimination of LightJump’s net assets of $3.4 million.

(5)	Represents the conversion of the Company SAFE in the aggregate amount of $2.9 million into 262,260 Holdco Ordinary Shares (including the positive effect on accumulated deficit of $110 thousand due to remeasurement at fair value at transaction date) and the issuance of 232,523 Company Ordinary Shares pursuant to the Key Staff Participation for $0.4 million as well as the adjustment to remove the historical share capital of Moolec and recognize the share capital of 32,500,000 shares with a par value of $0.001.

(6)	Represents the write-off of LightJump related party liabilities as of June 30, 2022 for $1.2 million according to the Business Combination Agreement.

(7)	Represents the share premium capital of the New Company Shareholders purchase of Company Ordinary Shares, which represents 1,500,000 shares of Holdco at a price of $10.00 per share according to the terms of the Exchange Agreement to be executed by the New Company Shareholders discounted at a rate of 13.2% for the defined term of 5 years.